SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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SYNERGY FINANCIAL GROUP, INC.
(Name of Registrant as Specified in its Charter)

Financial Edge Fund, LP
PL Capital, LLC
Goodbody/PL Capital, LLC
Financial Edge/Strategic Fund, LP
PL Capital/Focused Fund, LP
PL Capital Offshore, Ltd.
Goodbody/PL Capital, LP
PL Capital Advisors, LLC
Advance Capital Partners
Padco Management Corp.
Peter Cocoziello
Irving Smokler Revocable Trust
Irving Smokler
Carol Smokler
Richard Lashley
John Palmer
Daniel Spiegel
               Daniel Eliades
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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PRELIMINARY PROXY MATERIALS DATED FEBRUARY 17, 2006
SUBJECT TO COMPLETION

SYNERGY FINANCIAL GROUP, INC.

ANNUAL MEETING OF STOCKHOLDERS
APRIL 4, 2006

PROXY STATEMENT OF THE PL CAPITAL GROUP

IN OPPOSITION TO
THE MANAGEMENT OF SYNERGY FINANCIAL GROUP, INC.

WHY YOU WERE SENT THIS PROXY STATEMENT

This proxy statement and the accompanying GREEN proxy card are being furnished to holders of the common stock of Synergy Financial Group, Inc. (“Synergy” or the “Company”) in connection with the solicitation of proxies by the PL Capital Group. The PL Capital Group seeks to elect two candidates to Synergy’s Board, in opposition to the directors nominated for election by the Board of Directors of Synergy.

The PL Capital Group consists of various investment entities and individuals that beneficially own an aggregate of 1,129,015 shares, which represents approximately 9.8% of Synergy’s outstanding common stock and makes the PL Capital Group Synergy’s largest shareholder. The persons and entities which constitute the PL Capital Group are described below in the section entitled “Certain Information Regarding The Participants.” This proxy statement sometimes refers to the PL Capital Group as the “Group,” “we,” “us,” “our” and variants of those words.

The PL Capital Group is soliciting proxies to be used at the Annual Meeting of Stockholders (the “Annual Meeting”) of Synergy. The Annual Meeting will be held on April 4, 2006 at XXXXXXXXXXXXXXXXXXX at XXX p.m. The principal executive offices of the Company are located at 310 North Avenue East, Cranford, New Jersey 07016. This proxy statement is first being mailed to stockholders on or about March 1, 2006.

WE ARE SEEKING TWO BOARD SEATS BECAUSE WE HAVE BECOME CONCERNED ABOUT SYNERGY’S PERFORMANCE AND ACTIONS

The PL Capital Group has followed Synergy’s transformation from a credit union, to a mutual holding company, then a fully public thrift holding company. We want the Company to succeed and prosper. Until recently, we were content to have Synergy’s management and board devise and execute their strategic and operating plans for the Company. Until recently, we were content to have periodic conversations and meetings with Synergy’s management, in order to measure the Company’s progress.

However, we are now seeking board representation because we have become concerned over four major issues: (1) stock buybacks have been insufficient; (2) Synergy’s return on assets and equity have been declining; (3) total compensation and benefits given to the Directors and Officers have been excessive relative to the net income of the Company; and (4) numerous aspects of the Company’s corporate governance undermine shareholder rights.

(1) STOCK BUYBACKS HAVE BEEN INSUFFICIENT: It is our view that Synergy should have been more aggressive in its stock buyback programs to date, and should be more aggressive in the future. In recent conversations, the Company’s management informed us they support the use of stock buybacks but not in the amount we are proposing.

In our view, the Company should allocate an additional $20 million of capital to buybacks. It is our view that $20 million of buybacks would not damage Synergy’s ability to grow. For example, if $20 million of buybacks were applied to the December 31, 2005 balance sheet (assuming an average buyback price of $12.72 per share, the average price paid by the Company over the last two fiscal quarters for stock buybacks), the Company would still have stockholders’ equity of $75 million and an equity/assets ratio of 7.9%.

We also believe that capital should only be retained (i.e. not used for buybacks) if it supports the Company’s loan growth, and then only if the loan growth is funded with deposits. We suggest a loan to deposit ratio of 130% as a limit. Our suggested maximum 130% loan to deposit ratio should not constrain Synergy’s ability to grow its loans since the actual ratio was only 121% at December 31, 2005. If Synergy’s recent deposit growth continues at the same historical rate ($67 million in 2005 and $65 million in 2004), we believe Synergy should have more than enough capital to fund its loan and deposit growth, even with $20 million allocated to stock buybacks.

For example, using our suggested formula (i.e. spending $20 million on buybacks, funding loan growth only with deposits and limiting the loan to deposit ratio to 130%) and assuming a continuation of Synergy’s historical deposit growth ($65 million per annum), at December 31, 2007 Synergy would have $736 million in deposits and $957 million in loans. Even if investment securities and other assets were maintained at their present level of approximately $240 million (which we do not recommend, we would recommend letting the investment securities run off without replacement), the resulting equity/assets ratio would still be approximately 6.3% (which exceeds the 4% minimum Tier I Capital level required by banking regulations).

(2) SYNERGY’S RETURN ON ASSETS AND EQUITY HAVE BEEN DECLINING: Synergy’s Return on Assets (ROA), Return on Equity (ROE) and Net Interest Margin (NIM) have declined since the Company went public. In addition, Synergy’s ROA and ROE have consistently lagged behind thrift industry averages every year since Synergy became a thrift in 1998.

Synergy’s banking subsidiary, Synergy Bank, was formed in 1952 as a federal credit union. It converted to a savings bank in 1998. On September 17, 2002, Synergy completed a minority stock offering to its depositors (the majority of the stock continued to be held by Synergy). On January 20, 2004 Synergy sold the remainder of its stock to its depositors and others in what is commonly referred to as a “second step” conversion. After completing the “second step” Synergy became a fully public thrift holding company.

Synergy’s operating performance and ratios since 1998, when it converted to a savings bank, to December 31, 2005, are noted below:

SYNERGY FINANCIAL (for the years ended December 31,):

	1998	1999	2000	2001	2002	2003	2004	2005
Return on	0.77%	0.55%	0.66%	0.70%	0.54%	0.62%	0.55%	0.49%
Assets

Return on	8.42%	6.63%	8.07%	9.09%	8.11%	9.77%	4.20%	4.48%
Equity

Net Interest	4.38%	4.24%	4.09%	3.72%	4.13%	3.74%	3.20%	2.83%
Margin

As reflected in the table above, on average, Synergy’s ROA, ROE and NIM were higher in the period when it was a mutual savings bank (1998-2001) than in the years since it went public (2002-2005). After it went fully public (January 2004), its 2004 and 2005 average ROA, ROE and NIM were lower than in any one of the previous six years. ROA and ROE are statistics commonly used to measure the profitability of a bank or thrift, identify profitability trends and make comparisons to other companies in the banking industry. ROA measures how much return (earnings) is generated by a given level of assets. A declining ROA indicates that each dollar of assets is generating less earnings, a negative trend. ROE measures how much profit is generated compared to the level of shareholders’ equity held. Declining ROEs indicate a lower level of return on shareholders’ equity, a negative trend.

While a temporarily lower ROE may be understandable after the additional equity was raised in January 2004, it is troubling to us that the 2004 and 2005 ROAs have also declined. In fact, the 2005 ROA is the lowest ROA recorded by Synergy since 1998. We also do not see any trend in quarterly ROEs or ROAs since Synergy completed its second step conversion that gives us any comfort these performance measures will improve shortly. For example the fourth quarter 2005 ROA was 0.48% and the ROE was 4.81%.

Synergy cannot blame macro conditions in the thrift industry for its below average performance. The thrift industry has enjoyed significantly higher profitability than Synergy, each and every year, as noted below. Even if Synergy was able to increase its current ROAs and ROEs back up to Synergy’s own 1998 to 2001 average, Synergy’s ROA and ROE would still be below the average for the entire thrift industry, as noted below:

SYNERGY vs. ENTIRE THRIFT INDUSTRY (1) (for the years ended December 31):

	1998	1999	2000	2001	2002	2003	2004	2005
ROA-Synergy(3)	0.77%	0.55%	0.66%	0.70%	0.54%	0.62%	0.55%	0.49%

ROA-	0.97%	0.98%	0.90%	1.07%	1.21%	1.29%	1.17%	1.19%
All OTS
Thrifts(1)

ROA-Publicly	0.86%	0.93%	0.84%	1.00%	1.28%	1.23%	1.03%	1.07%
Traded
Thrifts(2)

ROE-Synergy(3)	8.42%	6.63%	8.07%	9.09%	8.11%	9.77%	4.20%	4.37%

ROE-	11.42%	12.16%	11.61%	13.10%	13.61%	14.29%	12.79%	12.84%
All OTS
Thrifts(1)

ROE-Publicly	11.22%	12.54%	12.24%	13.86%	16.03%	15.25%	12.28%	12.36%
Traded
Thrifts(2)

Source:
(1) All OTS Thrifts — Office of Thrift Supervision (www.ots.treas.gov)
-includes all OTS regulated thrifts; the OTS is the primary federal regulator of the thrift industry
-includes mutual and publicly traded thrifts
(2) Publicly traded thrifts-SNL Securities Interactive (www.snl.com/interactive)
-includes publicly traded thrifts tracked by SNL Securities (1998-317; 1999-301; 2000-270; 2001-240; 2002-227; 2003-212; 2004-182; 2005-146)
(3) Company filings

If elected, our nominees will encourage Synergy’s board and management to examine the following strategies to increase Synergy’s ROA, ROE and profitability, although there can be no assurance that Synergy’s board and management will agree to implement such measures even if our candidates are elected:

•	Reduce the level of equity held by Synergy by $20 million, through stock buybacks;
•	Issue trust preferred securities to free up equity capital for stock buybacks;
•	Reduce the level of investment securities held and replace the securities with loans (up to a maximum loan to deposit ratio of 130%), since loans generally have a higher yield than investment securities and loan borrowers may utilize other products of the company;
•	Sell, close, or reduce the staffing, in branches that are not sufficiently profitable;
•	Reduce or modify levels of executive compensation, particularly the executive bonus program;
•	Eliminate the deferred compensation program whereby executives and directors can defer their salaries and earn the prime rate plus one percent on the deferrals (this is currently 8.50%);
•	Review all other executive and employee benefit and compensation programs to see if there are redundant or overlapping programs that can be reduced or eliminated;
•	Review all other expense items to look for possible reductions; and
•	Reduce high cost deposits such as brokered CDs.

If Synergy’s financial performance does not improve significantly, we believe Synergy should strongly consider selling the Company to a larger competitor with more liquidity (to fund Synergy’s loans) and better prospects. However, we understand that even if Synergy’s board was to endorse such a strategic alternative, it is precluded from doing so by regulation until at least the third anniversary after its January 2004 public offering (i.e. January 2007 is the earliest date that Synergy could pursue a sale).

(3) TOTAL COMPENSATION AND BENEFITS TO OFFICERS AND DIRECTORS HAVE BEEN EXCESSIVE RELATIVE TO THE NET INCOME OF THE COMPANY:

Despite the below industry average performance noted in the charts above, Synergy’s officers and directors have been given compensation and benefits currently worth $14.4 million since going public in September 2002, which exceeds Synergy’s net income for the years 2003, 2004 and 2005 combined.

TOTAL COMPENSATION AND BENEFITS TO OFFICERS AND DIRECTORS
(for the years ended December 31,):

	2003 Value of Compensation + Benefits(1)(2)	2004 Value of Compensation + Benefits(1)(2)	2005 Value of Compensation + Benefits(1)(2)	TOTALS
DIRECTORS:

Nancy A. Davis	$277,854	$221,565	$29,100	$528,519

Magdalena M. De Perez	281,454	221,865	28,800	532,119

David H. Gibbons, Jr	278,454	221,565	29,100	529,119

Kenneth S. Kasper	282,354	224,865	32,400	539,619

Paul T. LaCorte	281,154	220,965	28,500	530,619

George Putvinski	277,854	222,465	30,000	530,319

W. Phillip Scott	281,454	221,265	27,600	530,319

Albert N. Stender	280,254	222,765	29,700	532,719

DIRECTORS TOTALS	$2,240,835	$1,777,319	$235,200	$4,253,354

EXECUTIVE OFFICERS:

John Fiore	$2,072,271	$1,760,282	$628,727	$4,461,281

Kevin McCloskey	1,034,649	723,310	269,031	2,026,990

Kevin Wenthen	1,026,687	703,223	236,659	1,966,569

Ralph Fernandez	979,106	664,458	--	1,643,564

A. Rich Abrahamian	--	--	98,750	98,750

EXECUTIVE OFFICER TOTALS	$5,112,712	$3,851,273	$1,233,167	$10,197,154

DIRECTORS AND EXECUTIVE
OFFICER TOTALS	$7,353,547	$5,628,593	$1,468,367	$14,450,507

(1)	Source: Company proxy filings; Figures for Directors include annual retainers, board meeting fees, committee meeting fees, profit sharing awards, current imputed value of stock options and restricted stock plan shares at $12.50 per share (Synergy’s closing price at December 30, 2005 was $12.54 per share)

(2)	Source: Company proxy filings; Figures for Officers include salary, bonus, all other compensation, current imputed value of stock options and restricted stock plan shares at $12.50 per share (Synergy’s closing price at December 30, 2005 was $12.54)

Includes vested and unvested shares and options. Amounts assume that the named officer /director become fully vested in the shares and options granted and that the shares/options are sold at $12.50 per share. The ultimate amount of value received will depend upon the price at which the options and shares are sold by the named officer/director.

NET INCOME vs. TOTAL COMPENSATION AND BENEFITS TO OFFICERS AND DIRECTORS (for the years ended December 31,):

	2003	2004	2005	TOTALS
DIRECTORS AND EXECUTIVE
OFFICER TOTALS	7,353,547	5,628,593	1,468,367	14,450,507

SYNERGY’S NET INCOME	3,412,000	4,203,000	4,493,000	12,108,000

COMP/BENEFIT TOTALS TO
DIRECTORS & EXEC. OFFICERS
AS % OF SYNERGY’S NET	216%	134%	31%	119%
INCOME

SYNERGY’S PRETAX NET INCOME	5,323,000	6,619,000	7,053,000	18,995,000

COMP/BENEFIT TOTALS TO
DIRECTORS & EXEC. OFFICERS
AS % OF SYNERGY’S PRETAX	138	85	19	76
NET INCOME

In addition to the compensation and benefits noted above, the Company also provides a Deferred Compensation Plan which permits directors and officers to defer the receipt of compensation until a future date. The amounts deferred earn interest at The Wall Street Journal “prime rate” plus 100 basis points, with a minimum of 4% and a maximum of 10%. At December 31, 2005 the prime rate was 7.25% which means Synergy was paying its directors and officers 8.25% on deferred compensation. This rate is well in excess of any deposit rate currently offered by Synergy to its customers.

As previously noted, our candidates would like to see Synergy eliminate the deferred compensation program. Our candidates would also propose that Synergy:

•	Reduce levels of executive compensation and benefit programs, particularly the executive bonus program, at least until the performance of the Company improves;
•	Examine all other executive and employee benefit and compensation programs to see if there are redundant or overlapping programs that can be reduced or eliminated;

We believe the compensation and benefits received by the directors and officers since going public (valued currently at $14.5 million) is unreasonable because it equals 119% of the net income generated by the Company during that same period.

(4) NUMEROUS ASPECTS OF THE COMPANY’S CORPORATE GOVERNANCE UNDERMINE SHAREHOLDER RIGHTS: Synergy has adopted numerous provisions in its Bylaws and Certificate of Incorporation that we believe undermine your rights as a stockholder. We identify a number of those provisions below. Some may argue that these provisions are an important part of Synergy’s defenses against takeover abuses, as they may force a potential acquirer to deal with Synergy’s Board of Directors before taking any takeover action and give the Board time and flexibility to protect the interests of stockholders and maximize long-term value. However, we believe that in the takeover context sufficient statutory provisions exist to protect the interests of stockholders, allowing the Board to maximize long-term value.

These statutory provisions include New Jersey’s anti-takeover law and the Bank Holding Company Act (the “BHCA”). The New Jersey business combination statute prohibits “interested” stockholders who purchase more than a 10% voting interest in a target corporation from engaging in any type of business combination with the target for a five year period, unless, prior to the acquisition of such shares, the business combination is approved by the Board of Directors of the target. The term “business combination” is defined to include mergers or consolidations with the interested stockholder, as well as any sale, lease or similar disposition of greater than 10% of the target’s assets; issuance by the target of 5% or more of the stock of the target to the interested stockholder; adoption of any plan or proposal for the liquidation or dissolution of the target by the interested stockholder; any reclassification of the securities of the target proposed by the interested stockholder which increases the proportionate voting power of the interested stockholder, and any receipt by the interested stockholder of any loans, advances, guarantees, pledges or other financial assistance from the target.

Under the BHCA, holding companies must, among other things, obtain prior Federal Reserve Board approval before they: (1) acquire, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (2) acquire all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Federal legislation also prohibits acquisition of “control” of a bank or bank holding company without prior notice to the Office of Thrift Supervision and Federal Reserve Board. “Control” is defined in certain cases as acquisition of 10% of the outstanding shares of a bank or bank holding company.

The following are examples of the provisions that we believe undermine your rights as a stockholder (we note that it would be the exception rather than the rule for a company not to have a significant number of additional authorized, but unissued shares; to provide stockholders with cumulative voting rights; and to allow stockholders to take action by written consent with less than a unanimous vote):

1.	CLASSIFIED BOARD OF DIRECTORS: Synergy’s board is divided into three staggered classes, with only three directors up for election in any one year (Article XII of the Certificate of Incorporation). If shareholders were completely dissatisfied with the Synergy board, it would take three years to replace the entire board (except for cause, and then only if 80% of the shareholders voted for removal) (Article XIII of the Certificate of Incorporation).

2.	AUTHORIZED SHARES OF COMMON STOCK: Synergy has 20 million authorized shares of common stock but only approximately 11.5 million shares of common stock issued and outstanding. In its prospectus dated November 12, 2003 it admitted that the additional shares “could be used by the Board of Directors to make it more difficult or to discourage an attempt to obtain control of Synergy Financial Group, Inc. through a merger, tender offer, proxy contest or otherwise.” In our view, companies should get shareholder approval for additional authorized but unissued shares only when there is a specific transaction to be voted upon by shareholders, rather than a blanket approval in the absence of a specific transaction, as Synergy did.

3.	SPECIAL MEETINGS OF STOCKHOLDERS: Only Synergy’s President, or the Board of Directors may call a special meeting of stockholders (except as otherwise provided by the New Jersey Business Corporation Act). Synergy stockholders have no right to call a special meeting. (Article X(B) of the Certificate of Incorporation)

4.	PROHIBITION ON CUMULATIVE VOTING: Synergy prohibits cumulative voting (cumulative voting gives shareholders one vote for each share held for each board candidate, and the ability to cast all of those votes for one or more board candidates—for instance, if you owned 100 shares and there were three candidates up for election, you could cast up to 300 votes for any one candidate). (Article X(D) of the Certificate of Incorporation) Cumulative voting generally gives minority stockholders a chance to get one or more candidates elected by cumulating their votes.

5.	RESTRICTIONS ON ACQUISITION OF SHARES AND VOTE STERILIZATION: For a period of five years from the date of conversion (i.e. until January 20, 2009), no person may acquire or offer to acquire more than 10% of Synergy’s Common Stock. In addition, all shares in excess of 10% of the outstanding stock and owned by one beneficial owner are “sterilized” (i.e. cannot be voted). (Article XIV(A) of the Certificate of Incorporation)

6.	AMENDMENTS TO CERTIFICATE OF INCORPORATION: Amendments to a significant number of the provisions of Synergy’s Certificate of Incorporation must be approved by at least 80% of the shareholders. The selection of an 80% threshold is a practical impediment for shareholders to change the Certificate of Incorporation. A simple majority or two-thirds majority is a more reasonable and balanced threshold in our view.

7.	AMENDMENTS TO BYLAWS: Amendments to Synergy’s Bylaws must be approved by at least 80% of the shareholders. (Article XIX of the Certificate of Incorporation) The selection of an 80% threshold is a practical impediment for shareholders to change the Bylaws. A simple majority or two-thirds majority is a more reasonable and balanced threshold in our view.

8.	UNANIMOUS WRITTEN CONSENT OF STOCKHOLDERS: Synergy’s certificate of incorporation does permit actions to be taken without a shareholder meeting, but only if every stockholder (100%) entitled to vote unanimously agrees to such action in writing. (Article X(A) of the Certificate of Incorporation) As a practical matter, this eliminates the ability of shareholders to take any action by written consent.

9.	DIRECTOR RESIDENCY REQUIREMENT: Synergy’s bylaws require board members to reside within one of the counties where Synergy maintains a branch office (currently Morris, Middlesex, Union and Monmouth counties in New Jersey). We completely disagree with this restriction, in part because not even the current Synergy directors live within those four counties. Why? Because when Synergy’s board adopted this rule THEY EXEMPTED THEMSELVES. (Article III, Section 16 of the Bylaws) We think this was done to entrench the incumbent board and make it difficult for otherwise qualified directors to serve. We believe stockholders can make up their mind on whether a candidate, local or not, should be elected to the board. Notwithstanding our complete disagreement with Synergy’s residency requirement, our candidates are both local residents with substantial experience in, and ties to, the local communities served by Synergy.

10.	SYNERGY DIRECTORS CANNOT SERVE ON ANOTHER DEPOSITORY INSTITUTION BOARD: Synergy’s bylaws do not permit its directors to serve on any other depository institution board while serving on Synergy’s board. (Article III, Section 18 of the Bylaws) We think this is overly restrictive and short sighted since there may be highly qualified candidates, with significant bank board experience, who, because of such restriction, cannot serve on Synergy’s board. Such restriction is also more restrictive than required by banking regulations. Based upon biographical information contained in the Company’s prior proxy filings, not one of Synergy’s existing board members have ever served on another depository institution board, or any public company board.

We believe that these provisions are contrary to your interests and rights as a stockholder. If our candidates are elected, they will attempt to persuade the board to change or modify these and any other provisions they deem to be contrary to shareholders rights, although there is no guarantee such changes or modifications will be made since our candidates, if elected, will only have two of nine votes on the board.

SYNERGY’S MANAGEMENT REBUFFED OUR REQUEST FOR BOARD REPRESENTATION

In a conversation on December 16, 2005, PL Capital asked CEO John Fiore if the Company would place PL Capital Group members Richard Lashley and John Palmer on its board of directors. We offered to meet with the board and provide references from members of other boards we had served on in the past. Synergy’s CEO John Fiore agreed to take that request to the board at its next regularly scheduled meeting. On December 22, 2005, Mr. Fiore informed Messrs. Lashley and Palmer that the board had denied PL Capital’s request for board representation. We suggested that we would consider one board seat, for Mr. Lashley, based upon his residency and work experience in New Jersey. We also noted that one seat was proportional to our approximate 10% ownership. Mr. Fiore said that the board had already considered such an arrangement and denied that request as well. He stated that the board did not believe that ownership of stock was a relevant factor for board representation and the Board was concerned about meeting fees to be paid to new directors (we find that to be ironic because as noted earlier each of the directors have received over $500,000 of value in the past three years, also the annual meeting fees and retainers paid to a new board member would only be approximately $25,000-30,000 per annum). We informed Mr. Fiore that we felt such a decision was unreasonable and illogical given that we are the Company’s largest shareholder, have significant expertise in the banking industry (including prior board experience), and the board denied our request without even meeting with us. We also informed Mr. Fiore that the boards concern over board fees was short-sighted, as denying us at least one seat would force us to pursue representation via a potentially expensive and distracting proxy contest, at a net cost to the Company likely to be greater than the cost of directors fees for two new directors. Mr. Fiore noted that the board had fully considered those issues, yet still rejected our request.

WE NEED YOUR VOTE SO THE BOARD CAN HAVE NEW OUTSIDE STOCKHOLDER REPRESENTATION

Synergy’s board has not changed its members since 2001, the year before it went public. There are currently nine members on the board of directors. Four of the nine members, including the Chairman, currently work at, or recently retired from, Schering-Plough. While it is appropriate to have some representation from Schering Plough, given the historic and ongoing relationship between the two companies, we believe stockholders would benefit from having two new outside stockholders on the board. In the upcoming election, there are three incumbent members currently standing for election, including CEO John Fiore, former Schering Plough employee Nancy Davis and current Schering Plough employee W. Phillip Scott.

THE ANNUAL MEETING

Synergy’s board of directors currently consists of nine members. At the Annual Meeting, the PL Capital Group will seek to elect Mr. Daniel Spiegel and Mr. Daniel Eliades to fill two of the three open seats, in opposition to the Company’s nominees. The election of Messrs. Spiegel and Eliades requires the affirmative vote of a plurality of the votes cast. If elected, Messrs. Spiegel and Eliades would each be entitled to serve a three-year term.

Mr. Spiegel and Mr. Eliades were selected based upon their credentials and expertise. They have substantial experience and expertise in the banking industry in a variety of capacities, as well as knowledge of Synergy and the New Jersey banking market. They both also meet the county residency requirement included in Synergy’s by-laws and articles of incorporation, as noted earlier.

MR. DANIEL P. SPIEGEL

Daniel P. Spiegel, age 42, is the Chief Financial Officer of Atlantic Home Loans, Inc., a privately held mortgage banking company located in Parsippany, NJ. Atlantic Home Loans originates residential mortgage loans in New Jersey, Pennsylvania, New York, Connecticut, Virginia, Florida, and California. Mr. Spiegel has substantial banking experience in New Jersey over the past 20 years. Mr. Spiegel was named Senior Vice President at Summit Bank/Chatham in 1995 and served on its Asset/Liability Committee. At that time, Summit Bank/Chatham was a $5 billion in assets bank based in Chatham, New Jersey. Summit grew to become a $39 billion in assets company, then merged with Fleet/Boston Financial in 2000. Mr. Spiegel subsequently served as Senior Vice President of Residential Lending for Fleet National Bank and ran Fleet’s Secondary Marketing and Post Closing Operation, managing 150 employees at Fleet’s Cranford, New Jersey facility. Mr. Spiegel has extensive experience in credit risk management, interest rate risk management, residential loan pricing, mortgage servicing rights valuation, asset securitization, and mortgage backed securities trading. Mr. Spiegel also had experience in the integration of numerous mergers completed by Summit. Based upon Mr. Spiegel’s experience, we believe he qualifies as a “financial expert,” as that term is defined by the Sarbanes-Oxley Act. This important designation is currently held by only one of the nine current incumbent directors of Synergy.

Mr. Spiegel is a lifelong resident of Metuchen, New Jersey and is actively involved in local civic affairs and community activities. In 1985, Mr. Spiegel was elected to serve a three year term as Metuchen Borough Councilman at the age of 22. In 1989, Mr. Spiegel was appointed to the Metuchen Zoning Board of Adjustment and has served continuously for 16 years, including three years as Vice Chairman.

Mr. Spiegel holds a B.A. in Economics and Political Science from Rutgers University and was selected to the Eagleton Institute’s Undergraduate Associate Honor’s program. Mr. Spiegel has substantial experience investing in banks and thrifts in New Jersey which represent the majority of his private investment portfolio. Personally, he is the beneficial owner of 15,605 shares of Synergy (5,861 shares directly and an additional 9,744 as custodian for his minor daughter Barbara Spiegel’s UGMA). As a member of the PL Capital Group he may be deemed to be the beneficial owner of 1,129,015 shares (inclusive of his, and his daughters’, 15,605 shares).

MR. DANIEL M. ELIADES

Daniel M. Eliades, age 40, is a founding member of Forman Holt & Eliades, LLC (“FHE”) a law firm based in Rochelle Park, New Jersey, with additional offices in New York and Pennsylvania. Mr. Eliades and/or FHE have represented many of New Jersey’s leading banks and thrifts including Hudson United Bank, Bergen Commercial Bank, Interchange Bank, Valley National Bank, Summit Bank and others. In addition, Mr. Eliades and/or FHE have represented numerous mortgage brokerage companies, insurance companies and various other secured and unsecured lenders. Mr. Eliades and FHE currently serve as national bankruptcy counsel for the real estate and hospitality groups of Cendant Corporation, representing entities in the mortgage origination, real estate brokerage and travel/hospitality industries.

Mr. Eliades received a B.A. from the College of New Jersey and law degree from Seton Hall University. Mr. Eliades is a member of the Bars of the State of New Jersey and the Commonwealth of Pennsylvania. Mr. Eliades is also a member of the Bars of the United States District Court for the District of New Jersey and the United States Court of Appeals, Third Circuit. Mr. Eliades is a member of the American Bar Association, New Jersey Bar Association and the Essex County Bar Association. Mr. Eliades is also a member of the Commercial Law League of America and the International Franchise Association.

Mr. Eliades has authored numerous publications and often lectures on bankruptcy and commercial law issues. Mr. Eliades has served as an Associate Adjunct Professor of Bankruptcy Law at New York University’s continuing legal education programs and has formerly served as a Master in the William H. Gindin Bankruptcy Inn of Court.

Mr. Eliades was appointed by the Supreme Court of the State of New Jersey to the District IIB Ethics Committee for a four year term beginning September 1, 2003. Mr. Eliades has been appointed as a “Special Master” by a judge of the Superior Court to provide recommendations as to an election dispute in Essex County. Mr. Eliades has also been appointed as a “Condemnation Commissioner” by judges of the Superior Court in several cases concerning the condemnation of various re-development properties in Newark, New Jersey

Mr. Eliades lives in Westfield, New Jersey. Mr. Eliades owns 1,000 shares of Synergy directly. As a member of the PL Capital Group, he may be deemed to be the beneficial owner of 1,129,015 shares (inclusive of such 1,000 shares).

Both nominees have consented to being named in this proxy and to serve, if elected. However, if either Mr. Spiegel or Mr. Eliades is unable to serve as a director, the persons named as proxy on the attached GREEN card will vote for the election of another nominee as may be proposed by the Group.

We note that there can be no assurances given that the Group’s nominees, if elected, will be successful in persuading other members of the Board to adopt any of the Group’s suggestions, since the Group’s candidates would only constitute 2 members (out of 9), a minority position.

WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) is XXXXXXXXXXXX. Stockholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of common stock of the Company, $.10 par value per share (the “Common Stock”), held on the Record Date. It is anticipated that the proxy statement that will be filed by the Company will state the number of shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect the PL Capital Group’s nominees to the Board, promptly complete, sign, date and mail the enclosed GREEN proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed GREEN proxy card.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the GREEN proxy card but do not make any specific choices, your proxy will vote your shares as follows:

•	"FOR" the election of our two nominees to the Board of Directors, Mr. Daniel Spiegel and Mr. Daniel Eliades

•	“FOR” the ratification of the appointment of CCCCCCCCCCCCCC as the independent auditors of the Company for the fiscal year ending December 31, 2006.

•	“AGAINST” the adjournment of the Annual Meeting to permit the Board of Directors to solicit additional proxies, if necessary.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees. The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. John Fiore and Ms. Nancy Davis, two of the Company’s three nominees. There is no assurance that the Company’s other nominee, W. Phillip Scott, will serve if elected with the PL Capital Group’s nominees.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended, governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies. It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we will be allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this proxy statement. If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will vote in accordance with the best judgment of the persons named on the attached proxy card. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GREEN proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet. If a stockholder’s bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide the stockholder with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through a stockholder’s bank or brokerage firm, are designed to authenticate stockholders’ identities to allow stockholders to give their voting instructions and to confirm that their instructions have been properly recorded. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If a stockholder’s bank or brokerage firm does not provide the stockholder with a voting form, but the stockholder instead receives our GREEN proxy card, then such stockholder should mark our proxy card, date it and sign it, and return it in the enclosed envelope.

VOTING AND PROXY PROCEDURES

The Board of Directors of Synergy is divided into three classes of directors having staggered terms of three years. If elected, Messrs. Spiegel and Eliades would each serve for a three-year term expiring in 2009. Stockholders of Synergy are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum. Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker (“broker non-votes”). Accordingly, broker non-votes will not affect the outcome of the election.

Since the PL Capital Group is only proposing two nominees for the Board of Directors, if the two PL Capital Group nominees are elected, one of the Company’s nominees with the highest number of shares voted in their favor will also be elected. If Messrs. Spiegel and Eliades are elected, the PL Capital Group would obtain minority representation on the Company’s Board of Directors (i.e. two of nine seats).

Election of Messrs. Spiegel and Eliades requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting. Assuming the presence of a quorum at the Annual Meeting, with respect to the ratification of CCCCCCCCCCCC as the Company’s independent auditors, the affirmative vote of a majority of the shares of the Common Stock present in person or represented by proxy who cast votes for directors at the Annual Meeting and entitled to vote on the matter will be required.

THE PL CAPITAL GROUP URGES YOU TO VOTE FOR THE ELECTION OF MR. SPIEGEL AND ELIADES AS DIRECTORS OF SYNERGY BY SIGNING, DATING, AND MAILING THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE. PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of Synergy Financial Group a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person (but attendance at the Annual Meeting will not by itself constitute revocation of a prior-delivered proxy).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

If you own any shares of the Common Stock which are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the GREEN proxy card. You should also sign, date and mail the proxy form your broker or bank sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet). Please do this for each account you maintain to ensure that all of your shares are voted.

If you wish to support Messrs. Spiegel and Eliades, please sign, date and return only the GREEN proxy card. If you later vote on management’s proxy (even if it is to withhold authority to vote for management’s nominees) you will revoke your previous vote for Messrs. Spiegel and Eliades.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the GREEN proxy card or by voting in person at the Annual Meeting.

IF YOU SIGN THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SYNERGY FINANCIAL GROUP COMMON STOCK REPRESENTED BY THE GREEN PROXY CARD FOR THE ELECTION OF MESSRS. SPIEGEL AND ELIADES, FOR THE RATIFICATION OF CCCCCCCCCCCCCC AS THE COMPANY’S INDEPENDENT AUDITORS AND AGAINST THE ADJOURNMENT OF THE ANNUAL MEETING BY THE BOARD OF DIRECTORS TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by the PL Capital Group. In addition to the use of the mails, proxies may be solicited by the PL Capital Group, other Participants (as defined below) and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and PL Capital Group will reimburse such institutions for their reasonable out-of-pocket expenses.

The PL Capital Group has retained D.F. King, Inc., a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $35,000 plus reimbursement of reasonable out-of-pocket expenses. Approximately 40 persons will be utilized by that firm in its solicitation efforts.

The PL Capital Group estimates that its total expenditures relating to the solicitation of proxies will be approximately $125,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $7,000.

The PL Capital Group intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation. If elected, the PL Capital Group and its nominees will submit the matter to a vote of the Company’s Board of Directors. The Company’s Board of Directors may vote to submit the matter to a vote of the Company’s stockholders. If elected to the Company’s Board of Directors, Messrs. Spiegel and Eliades intend to vote in favor of reimbursing the PL Capital Group and submitting the matter to a vote of the Company’s stockholders. If the matter is submitted to a vote of the Company’s stockholders, the PL Capital Group will vote its shares in favor of such reimbursement and will accept the results of such stockholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The PL Capital Group consists of PL Capital, LLC (“PL Capital”), Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), Financial Edge Fund, LP (“Financial Edge Fund”), Financial Edge/Strategic Fund, LP (“Financial Edge/Strategic”), PL Capital/Focused Fund, LP (“Focused Fund”), PL Capital Offshore, Ltd. (“PL Capital Offshore”), Goodbody/PL Capital, LP (“Goodbody/PL LP”), PL Capital Advisors, LLC (“PL Capital Advisors”), Advance Capital Partners (“Advance Capital Partners”), Padco Management Corp. (“Padco”), Peter Cocoziello, Irving Smokler Revocable Trust (“Irving Smokler Trust”), Irving Smokler, Carol Smokler, Richard Lashley; John Palmer, Daniel Spiegel and Daniel Eliades.

PL Capital is a Delaware limited liability company. Messrs. Lashley and Palmer are the managing members and owners of PL Capital. The principal business of PL Capital is serving as general partner of (1) Financial Edge Fund, a Delaware limited partnership (2) Financial Edge/Strategic, a Delaware limited partnership, and (3) Focused Fund, a Delaware limited partnership. Messrs. Lashley and Palmer are members of PL Capital Offshore’s Board of Directors. PL Capital is also the investment manager for separate accounts held by Advance Capital Partners and Irving Smokler Trust.

PL Capital Advisors is a Delaware limited liability company. Messrs. Palmer and Lashley are the managing members and owners of PL Capital Advisors. PL Capital Advisors is the investment advisor to PL Capital Offshore, a Caymans Island investment company whose business address is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands, as well as Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.

Goodbody/PL LLC is a Delaware limited liability company. Messrs. Lashley and Palmer are the managing members and owners of Goodbody/PL LLC. The principal business of Goodbody/PL LLC is serving as general partner of Goodbody/PL LP, and investment advisor to Archimedes Overseas Ltd. Archimedes Overseas Ltd. is a Channel Islands investment company whose business address is Archimedes Overseas, 40 Swiss Partner, 23 Schanzengraben, 8039 Zurich, Switzerland. .

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, Mr. Palmer and Mr. Lashley is: c/o PL Capital LLC, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.

Each of the limited partnerships and companies managed by PL Capital, PL Capital Advisors and Goodbody/PL LLC invest primarily in equity and debt securities issued by publicly traded companies, with emphasis on investments in banks, thrifts, and savings banks. The principal employment of Messrs. Palmer and Lashley is investment management through PL Capital, PL Capital Advisors and Goodbody/PL LLC.

Dr. Irving Smokler and Carol Smokler are self-employed, primarily in the real estate investment business through Maple Leaf Properties, a Michigan co-general partnership and a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432.

The principal employment of Mr. Cocoziello is real estate development and investment with Advance Capital Realty Group, LLC, a firm with a business address of 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. Mr. Cocoziello is the President of Padco Management Corp., which is the Managing Member of Advance Capital Partners.

The principal employment of Mr. Daniel P. Spiegel is as the Senior Vice President and Chief Financial Officer of Atlantic Home Loans Inc., a privately held mortgage company with a business address of 50 Route 46 Parsippany, New Jersey 07054. He resides at 1 Mark Circle, Metuchen, NJ 08840.

The principal employment of Mr. Daniel M. Eliades is as a member of Forman Holt & Elaides, a legal firm whose business address is 218 Route 17 North, Rochelle Park, NJ 07662. His home address is 1005 Harding Street, Westfield, New Jersey 07090.

Each of the members of the PL Capital Group may be deemed to be a participant, in the solicitation conducted with this Proxy Statement. Each of them is referred to in this Proxy Statement as a “Participant” and collectively they are the “Participants.”

Exhibit A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the past two years. The PL Capital Group beneficially owns 1,129,015 shares of Common Stock, or approximately 9.8% of the outstanding shares of Synergy’s Common Stock, and currently intends to maintain that approximate level of ownership. The PL Capital Group may, however, change or alter its investment strategy at any time to increase or decrease its holdings in Synergy.

No Participant has during the last ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies). With respect to Financial Edge Fund, Financial Edge/Strategic, Focused Fund, Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to a management fee based upon a percentage of total capital. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

Except as described herein or in Exhibit A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No member of the PL Capital Group has paid any compensation to Messrs. Spiegel or Eliades in connection with their becoming nominees of the PL Capital Group at the Annual Meeting. The PL Capital Group has agreed to reimburse and/or indemnify Messrs. Spiegel and Eliades for any expenses and/or liabilities they may incur in connection with the Annual Meeting but has no other arrangements or understandings with Messrs. Spiegel or Eliades other than as set forth herein. Messrs. Spiegel and Eliades have agreed to become nominees of the PL Capital Group in order to further the goals of the PL Capital Group, as set forth in this Proxy Statement.

OTHER MATTERS

The PL Capital Group anticipates that the Company’s proxy statement will contain information regarding (1) securities ownership of 5% or more beneficial ownership and management; (2) the committees of the Company’s Board of Directors; (3) the meetings of the Company’s Board of Directors and all committees thereof; (4) the background of the nominees of the Company’s Board of Directors; (5) the compensation and remuneration paid and payable to the Company’s directors and management; (6) stock price performance; and (7) the submission of stockholder proposals at the Company’s 2007 annual meeting of stockholders. The PL Capital Group has no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE VOTE FOR MESSRS. SPIEGEL AND ELIADES BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY SIGNING, DATING, AND MAILING THE ENCLOSED GREEN PROXY CARD OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

PLEASE CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact D.F. King & Co., Inc., proxy solicitors for the PL Capital Group, at the following address and telephone number:

D.F KING & CO., INC. 48 Wall Street New York, NY 10005 Toll Free: 1-800-769-4414

Please also feel free to call the PL Capital Group at the following:

Mr. Richard Lashley, Principal	Mr. John Palmer, Principal
PL Capital, LLC	PL Capital, LLC
466 Southern Blvd	20 East Jefferson Avenue
Chatham, NJ 07928	Suite 22
(973) 360-1666	Naperville, IL 60540
(973) 360-1720 (fax)	(630) 848-1340
(630) 848-1342 (fax)

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE YOUR GREEN PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

Sincerely,

Richard Lashley	John Palmer
The PL Capital Group	The PL Capital Group

March 1, 2006

PRELIMINARY COPY

Exhibit A
Additional Information Regarding Members of the PL Capital Group

The following table sets forth information regarding holdings of Common Stock by members of the PL Capital Group (who together constitute a “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934):

Participant & Address	Shares Held Beneficially	Percent of Class	Shares Held By Non- Participant Associates
Richard Lashley	1,129,015(1)	9.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

John W. Palmer
20 East Jefferson Avenue, Suite 22	1,129,015(2)	9.8%	0
Naperville, Illinois 60540

PL Capital, LLC	1,129,015	9.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Financial Edge Fund, LP	1,129,015	9.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Financial Edge/Strategic Fund, LP	1,129,015	9.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

PL Capital/Focused Fund, LP	1,129,015	9.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

PL Capital/Offshore Ltd.	1,129,015	9.8%	0
One Capital Place
P.O. Box 847GT
Grand Cayman, Cayman Islands

Goodbody/PL Capital, LLC	1,129,015	9.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Goodbody/PL Capital, LP	1,129,015	9.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

PL Capital Advisors, LLC	1,129,015	9.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Mr. Daniel P. Spiegel	1,129,015(3)	9.8%	0
1 Mark Circle
Metuchen, NJ 08840

Mr. Daniel M. Eliades	1,129,015	9.8%	0
1005 Harding Street
Westfield, NJ 07090

Mr. Peter Cocoziello	1,129,015	9.8%	0
Padco Management Corp.
Advance Capital Partners
1430 State Highway #206
Suite 100
Bedminster, NJ 07921

Dr. Irving Smokler	1,129,015	9.8%	0
Ms. Carol Smokler
Irving Smokler Trust
c/o Maple Leaf Properties
980 N. Federal Highway
Suite 3907
Boca Raton, FL 33432

(1)     Includes 2,000 shares held of record by Mr. Lashley.

(2)     Includes 100 shares held of record by Mr. Palmer.

(3)     Includes 9,000 shares held of record by the UGMA account of Mr. Spiegel’s minor daughter Barbara Spiegel, of which Mr. Spiegel is the custodian.

Except as disclosed herein, no member of the PL Capital Group owns any shares of the Common Stock of record but not beneficially.

Transactions in the Common Stock

Transactions In Stock of the Company

The Participants engaged in the following Common Stock transactions during the past two years.

Financial Edge:

Date	Number of Shares Purchased/(Sold)
2004-07-29	18,000
2004-08-18	20,000
2004-08-25	11,400
2004-08-26	16,507
2004-08-30	7,610
2004-08-31	3,500
2004-09-03	50,000
2004-09-30	2,800
2004-12-07	5,500
2004-12-08	10,500
2004-12-13	10,000
2004-12-17	20,000
2004-12-20	15,000
2004-12-21	10,000
2005-01-04	5,000
2005-01-04	10,000
2005-01-04	8,426
2005-01-24	50,000
2005-03-16	1,000
2005-08-29	700
2005-11-30	75,000
2005-12-15	(50,000)
2005-12-15	(1,197)

Financial Edge Strategic:

Date	Number of Shares Purchased/(Sold)
2004-07-29	11,080
2004-08-18	8,800
2004-08-19	3,575
2004-08-26	10,000
2004-08-27	13,000
2004-08-30	3,489
2004-09-03	20,000
2004-11-23	5,000
2004-12-08	10,000
2004-12-13	6,790
2004-12-17	10,000
2004-12-20	10,000
2004-12-21	5,000
2005-01-24	10,170
2005-11-30	37,500
2005-12-15	(25,000)

Goodbody/PL LP:

Date	Number of Shares Purchased/(Sold)
2004-07-29	10,000
2004-07-30	2,690
2004-08-02	1,100
2004-08-03	4,450
2004-08-18	20,000
2004-08-24	300
2004-08-24	11,000
2004-08-31	15,281
2004-09-03	20,000
2004-11-23	5,000
2004-12-08	10,000
2004-12-20	20,000
2004-12-21	5,000
2005-07-07	3,000
2005-11-30	37,500
2005-12-15	(25,000)

PL Capital Offshore:

Date	Number of Shares Purchased/(Sold)
2004-08-12	5,600
2004-08-13	1,000
2004-08-17	4,400
2004-08-18	4,600
2004-08-20	2,225
2004-08-20	700
2004-08-23	200
2004-08-25	4,727
2004-09-03	10,000
2004-12-17	5,000
2004-12-21	15,000
2006-01-13	(6,633)
2006-01-17	(14,474)

Focused Fund:

Date	Number of Shares Purchased/(Sold)
2004-08-04	3,300
2004-08-05	4,650
2004-08-06	1,030
2004-08-10	200
2004-08-11	1,900
2004-08-13	3,600
2004-08-16	31,400

2004-09-01	8,300
2004-11-23	15,000
2004-11-23	200
2004-12-01	4,774
2004-12-02	1,300
2004-12-02	4,700
2004-12-07	1,300
2004-12-08	9,500
2004-12-08	5,500
2004-12-09	13,000
2004-12-09	11,700
2004-12-13	50,000
2004-12-13	25,000
2004-12-14	400
2004-12-15	300
2004-12-17	10,000
2004-12-20	237
2004-12-20	35,000
2004-12-21	4,443
2004-12-21	14,000
2005-01-05	8,800
2005-01-13	5,600
2005-01-20	2,760
2005-01-24	50,000
2005-11-30	58,100
2006-01-25	(10,000)

Archimedes Overseas Ltd.:*

Date	Number of Shares Purchased/(Sold)
2004-12-20	15,000
2005-07-06	(100)
2005-07-06	(100)
2005-07-07	(2,900)
2005-07-08	(725)
2005-07-11	(405)
2005-07-12	(225)
2005-07-14	(545)
2005-09-28	(100)
2005-09-28	(3,600)
2005-09-28	(1,300)
2005-10-03	(900)
2005-10-04	(3,900)
2005-10-31	(200)

* Archimedes Overseas Ltd. no longer holds any shares of Common Stock

Richard Lashley:

Date	Number of Shares Purchased/(Sold)
2005-11-30	2,000

John Palmer:

Date	Number of Shares Purchased/(Sold)
2004-12-02	2,000
2005-08-15	100
2005-08-16	500
2005-08-19	500

Daniel Spiegel

Date	Number of Shares Purchased/(Sold)
2004-01-20	2,000
2005-08-16	100
2005-10-27	500

Daniel Spiegel, Custodian for Barbara Spiegel, UGMA

Date	Number of Shares Purchased/(Sold)
2004-01-20	9,000

Daniel Eliades

Date	Number of Shares Purchased/(Sold)
2006-01-26	1,000

Irving Smokler Trust; Irving Smokler; Carol Smokler:

Date	Number of Shares Purchased/(Sold)
2005-12-15	100,000

Advance Capital Partners; Padco Management, Peter Cocoziello:

Date	Number of Shares Purchased/(Sold)
2005-01-07	9,500
2005-01-20	500
2005-01-21	9,500

The total number of shares of Common Stock currently held by the Group is 1,129,015, approximately 9.8% of the total shares outstanding, acquired at an aggregate cost of $13,433,558.

The amount of funds expended by Financial Edge Fund to acquire the 299,746 shares of Common Stock it holds in its name is $3,587,404. Such funds were provided from Financial Edge Fund’s available capital.

The amount of funds expended by Financial Edge Strategic to acquire the 139,404 shares of Common Stock it holds in its name is $1,629,492. Such funds were provided from Financial Edge Strategic’s available capital.

The amount of funds expended by Focused Fund to acquire the 375,994 shares of Common Stock it holds in its name is $4,538,554. Such funds were provided from Focused Fund’s available capital.

The amount of funds expended by PL Capital Offshore to acquire the 32,345 shares of Common Stock it holds in its name is $386,302. Such funds were provided from PL Capital Offshore’s available capital.

The amount of funds expended by Goodbody/PL LP to acquire the 140,321 shares of Common Stock it holds in its name is $1,602,113. Such funds were provided from Goodbody/PL LP’s available capital.

The amount of funds expended by Advance Capital Partners to acquire the 19,500 shares of Common Stock it holds in its name is $250,265. Such funds were provided from Advance Capital Partner’s available capital.

The amount of funds expended by Mr. Palmer to acquire the 3,100 shares of Common Stock he holds in his name is $36,505. Such funds were provided from Mr. Palmer’s personal funds.

The amount of funds expended by Mr. Lashley to acquire the 2,000 shares of Common Stock he holds in his name is $24,475. Such funds were provided from Mr. Lashley’s personal funds.

The amount of funds expended by the Irving Smokler Trust to acquire the 100,000 shares of Common Stock it holds in its name is $1,226,005. Such funds were provided from the Trust’s available capital and margin provided by Bear Stearns Securities Corp.

The amount of funds expended by Mr. Spiegel to acquire the 5,861 shares of Common Stock he holds in his name is $45,000. Such funds were provided from Mr. Spiegel’s personal funds. The amount of funds expended by Mr. Spiegel for the 9,744 shares of Common Stock he holds as Custodian for Barbara Spiegel, UGMA is $94,234. Such funds were provided from Barbara Spiegel’s personal funds.

The amount of funds expended by Mr. Eliades to acquire the 1,000 shares of Common Stock he holds in his name is $13,209. Such funds were provided from Mr. Eliades’s personal funds.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns Securities Corp., if any, were made in margin transactions on those firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock, except for the Irving Smokler Trust.

No Participant is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

PRELIMINARY COPY

PROXY

THIS PROXY IS SOLICITED BY THE PL CAPITAL GROUP IN OPPOSITION TO THE BOARD OF
DIRECTORS OF SYNERGY FINANCIAL GROUP, INC.

ANNUAL MEETING OF STOCKHOLDERS

The undersigned hereby appoints Mr. Daniel P. Spiegel and Mr. Daniel M. Eliades, with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $.10 per share, of Synergy Financial Group, Inc. (the “Company”), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on April 4, 2006, at XX:00 pm (EST) or any adjournements thereof (the “Annual Meeting”), as follows:

1.	ELECTION OF DIRECTORS- To elect Mr. Daniel P. Spiegel and Mr. Daniel M. Eliades

|_|  FOR          |_|  WITHHOLD

Instruction: To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space (You can withhold authority for either Mr. Spiegel and Mr. Eliades, jointly or individually by writing one or both names in the following space below or withholding authority for both by marking an X next to the WITHHOLD box above):

The PL Capital Group intends to use this proxy to vote for persons who have been nominated by the Company to serve as Director, other than the Company Nominees noted below. You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s Nominees. The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. John Fiore and Ms. Nancy Davis, two of the Company’s Nominees. You may withhold authority to vote for an additional Company Nominee, by writing the name of the Company Nominee in the following space below:

2.	RATIFICATION OF THE APPOINTMENT OF XXXXXXXXXXXX AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDED DECEMBER 31, 2006:

|_|  FOR          |_|  AGAINST          |_|  ABSTAIN

3.	THE ADJOURNMENT OF THE ANNUAL MEETING TO PERMIT THE BOARD OF DIRECTORS TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY.

|_|  FOR          |_|  AGAINST          |_|  ABSTAIN

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed , will be voted in the manner directed herEin by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the PL Capital Group’s Nominees as Directors, “FOR” the ratification of the appointment of XXXXXXXXXXX as the Company’s independent auditor and “AGAINST” the adjournment of the Annual Meeting to permit the Board of Directors to solicit additional proxies, if necessary. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Dated:______________________________________________________

Signature:___________________________________________________

Signature(if held jointly):________________________________________

Title:________________________________________________________

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY